APPLIED GENETICS APPOINTS DR. MILICI INTERIM PRESIDENT

Westminster, CO, January 10, 2012 (MARKET WIRE) -- GeneThera, Inc. (OTCQB:GTHR - News), GeneThera, Inc. announced today that Applied Genetics has appointed Dr. Tony Milici as the new Interim President of Applied Genetics, S.A. de C.V., which is located in Monterrey, Mexico. This is a joint venture between Nutrición Avanzada, S.A. and GeneThera, Inc.  Applied Genetics is a molecular diagnostic company that focuses on commercializing molecular testing for Johne’s disease in Mexico.  Dr. Tony Milici, GeneThera, Inc.’s CEO stated, “My appointment as Interim President of Applied Genetics represents the first step in the reorganization of our Mexico Company. After several challenging years trying to start this business, we finally have both the financial and marketing support to move forward. It is my intention to move swiftly through the reorganization process in order to initiate Applied Genetics’ commercial and revenue generating operation as quickly as possible.”

Johne’s disease is a global devastating and incurable disease of dairy cows, sheep and goats caused by a bacterium called Mycobacterium Paratuberculosis sub. Avium, (MAP).   An overwhelming number of evidences have shown that MAP is the causative agent of Crohn's disease in humans. Dairy products, contaminated with MAP, are the vehicles by which the infection spreads in the human intestine. Applied Genetics employs the use of GeneThera HerdCheck™ to test and control the spread of Johne’s disease in Mexico.

HerdCheck™ is a proprietary molecular diagnostic system based on the use of high throughput robotics and Real time PCR.

About GeneThera, Inc.

GeneThera, Inc. is a molecular biotechnology company located in Westminster, Colorado. The Company's proprietary diagnostic solution is based on a genetic expression assay, GES™ and Johne’s disease management system, HERDCHECK™, designed to function on a highly automated Fluorogenic PCR platform. This platform enables GeneThera to offer tests that are presently not available from other technologies. The GES™ and HERDCHECK™ systems are designed for a host of individual diseases, the current priority being Johne's disease. For more information, contact Dr. Tony Milici at 720 439-3011. http://www.genethera.net.

This press release contains forward-looking statements, which are made pursuant to the Safe-Harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "intends," "believes," and similar expressions reflecting something other than historical fact are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These forward-looking statements involve a number of risks and uncertainties, including the timely development and market acceptance of products and technologies, the ability to secure additional sources of finance, the ability to reduce operating expenses, and other factors described in the Company's filings with the Securities and Exchange Commission. The actual results that the Company achieves may differ materially from any forward-looking statement due to such risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.

GeneThera, Inc.